P.E.
3-1-02

FORM 6-K

RECD S.E.C.
MAR 1 2002
080

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

02017500

For the month of March, 2002

PROCESSED
MAR 1 1 2002
THOMSON
FINANCIAL

Advantest Corporation
(Translation of Registrant's Name Into English)

Shinjuku-NS Building
4-1 Nishi-Shinjuku 2-chome
Shinjuku-ku
Tokyo 163-0880
Japan
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______)

Materials Contained in this Report

1. Translation of Adjustment of Japanese GAAP Earnings Projections for the fiscal year ending March 31, 2002 as filed with the Tokyo Stock Exchange on March 1, 2002.

2. Translation of Adjustment of Dividend Forecast for the fiscal year ending March 31, 2002 as filed with the Tokyo Stock Exchange on March 1, 2002.

March 1, 2002

Company Name: Advantest Corporation
Code No.: TSE:6857 / NYSE:ATE
Contact: Managing Director
Hitoshi Owada
TEL (03)3342-7500

Adjustment of Japanese GAAP Earnings Projections for the Fiscal Year Ending March 2002

In light of recent business conditions, Advantest has revised its Japanese GAAP forecast of business results for the fiscal year ending March 31, 2002, dated October 25, 2001.

[Consolidated Earnings]

1. FY 2001 full-year (4/1/2001 - 3/31/2002)

(in million yen, %)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A) (as of 10/25/2001)	100,000	Δ 8,500	Δ 5,000
Adjusted forecast (B)	95,000	Δ 38,000	Δ 23,000
Variance (B-A)	Δ 5,000	Δ 29,500	Δ 18,000
% Variance	Δ 5.0	-	-
FY 2000 full-year results	262,214	74,373	47,073

[Non - Consolidated Earnings]

2. FY 2001 full-year (4/1/2001 - 3/31/2002)

(in million yen, %)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A) (as of 10/25/2001)	80,000	Δ 10,000	Δ 5,500
Adjusted forecast (B)	74,000	Δ 36,000	Δ 19,500
Variance (B - A)	Δ 6,000	Δ 26,000	Δ 14,000
% Variance	Δ 7.5	—	—
FY 2000 full-year results	225,309	51,177	31,820

[Factors Behind Forecast Revision]

Although we have seen some cause for hope since our October 25th announcement of interim financial results—such as the bottoming out of U.S. consumer spending—we believe the global economy is still in the midst of a downturn, with capital investment and consumer spending both remaining very weak.

Furthermore, the global slowdown in investment in IT has continued to weaken the profits of semiconductor manufacturers—Advantest's core customers—and has put a damper on investment in new capital equipment, a trend that we do not expect to reverse itself any time soon.

In response to these trends, Advantest has introduced a number of measures to reduce fixed costs, such as pushing forward with organizational restructuring and reducing employee headcount. Unfortunately, due to a large write-down in inventory, an expected decline in net sales and the costs associated with the aforementioned restructuring, we now believe that we will be unable to meet our previously announced projections for sales and income and are thus revising our forecasts.

* Cautionary Statement with Respect to Forward-Looking Statements

This release contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's registration statement on Form 20-F, which is on file with the United States Securities and Exchange Commission.

March 1, 2002

Company Name	Advantest Corporation
Code No.	TSE:6857 / NYSE:ATE
Contact	Managing Director Hitoshi Owada TEL (03) 3342-7500

Adjustment of Dividend Forecast for the Fiscal Year Ending March 2002

In conjunction with our revised earnings forecast for the fiscal year ending March 31, 2002, we are revising our dividend per share for the second half of fiscal 2001 as follows.

[Adjustment of Dividend Forecast]

Fiscal Year Ending March 2002 (1 April 2001 - 31 March 2002)

(in yen)

	Half-year	Year-end	Full-year Total
Previous forecast [as of 10/25/2001]	25	25	50
Adjusted forecast	25	15	40

(reference data)

(in yen)

	Half-year	Year-end	Full-year Total
FY 3/2001(Actual)	25	25	50
FY 3/2000(Actual)	17	20	37

[Factors Behind Forecast Revision]

At the time of our October 25th, 2001 announcement of interim financial results, we intend to keep to our original plan of distributing an interim and year-end dividend of Yen 25 each, for a full-year dividend of Yen 50. Unfortunately, as announced in the revision to our earnings forecast for fiscal 2001, we now believe that sales and income will fall short of the figures we previously reported.

As such, we will be revising our year-end dividend from our original forecast of Yen 25 to Yen 15.

* Cautionary Statement with Respect to Forward-Looking Statements

This release contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's registration statement on Form 20-F, which is on file with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Advantest Corporation

By: [signature]

Name: Hitoshi Owada

Title: Managing Director and Senior Vice President, Administration and Finance Division

Date: March 1, 2002